                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                              Dominion Homes, Inc.
                              --------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
                        --------------------------------
                         (Title of Class of Securities)


                                   257386 10 2
                                   -----------
                                 (CUSIP Number)

                              Robert A. Meyer, Jr.
                          Vice President and Secretary
                               BRC Properties Inc.
                                5501 Frantz Road
                               Dublin, Ohio 43017
                                 (614) 761-6000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 13, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 15 pages
                        Exhibit Index Appears on Page 15

CUSIP No. 257386 10 2                                         Page 2 of 14 pages


                                  SCHEDULE 13D



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  BRC Properties Inc. (formerly Borror Realty Company)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             -----
                                                         (b)
                                                             -----

3.       SEC USE ONLY:



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                             -----

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                    None
8.       SHARED VOTING POWER:               4,082,000 (See Note 1)
9.       SOLE DISPOSITIVE POWER:               None
10.      SHARED DISPOSITIVE POWER:          4,082,000 (See Note 1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  4,082,000 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):
                                                             -----

                  Not applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  65.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  CO

CUSIP No. 257386 10 2                                         Page 3 of 14 pages


                                  SCHEDULE 13D



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  David S. Borror

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             -----
                                                         (b)
                                                             -----
3.       SEC USE ONLY:



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                             -----

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                 15,000 (See Note 2)
8.       SHARED VOTING POWER:               4,082,000 (See Note 1)
9.       SOLE DISPOSITIVE POWER:            22,148.4576 (See Notes 2 and 3)
10.      SHARED DISPOSITIVE POWER:          4,082,000 (See Note 1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  4,104,148.4576 shares (See Note 4)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):
                                                             -----

                  Not applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  65.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN

CUSIP No. 257386 10 2                                         Page 4 of 14 pages


                                  SCHEDULE 13D



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  Douglas G. Borror

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             -----
                                                         (b)
                                                             -----

3.       SEC USE ONLY:



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                             -----

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                 40,000 (See Note 5)
8.       SHARED VOTING POWER:               4,082,000 (See Note 1)
9.       SOLE DISPOSITIVE POWER:            87,500 (See Notes 5 and 6)
10.      SHARED DISPOSITIVE POWER:          4,082,000 (See Note 1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  4,169,500 shares (See Note 7)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):
                                                             -----

                  Not Applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  66.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN

CUSIP No. 257386 10 2                                         Page 5 of 14 pages


                                  SCHEDULE 13D



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  Donald A. Borror

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             -----
                                                         (b)
                                                             -----

3.       SEC USE ONLY:



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                             -----

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                 30,000 (See Note 8)
8.       SHARED VOTING POWER:               4,082,000 (See Note 1)
9.       SOLE DISPOSITIVE POWER:            77,500 (See Notes 8 and 9)
10.      SHARED DISPOSITIVE POWER:          4,082,000 (See Note 1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  4,159,500 shares (See Note 10)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):
                                                             -----

                  Not applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  66.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN

CUSIP No. 257386 10 2                                         Page 6 of 14 pages


                                  SCHEDULE 13D



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


                  Terry E. George

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             -----
                                                         (b)
                                                             -----

3.       SEC USE ONLY:



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                             -----

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                 19,000 (See Note 11)
8.       SHARED VOTING POWER:               4,082,000 (See Note 1)
9.       SOLE DISPOSITIVE POWER:            19,000 (See Note 11)
10.      SHARED DISPOSITIVE POWER:          4,082,000 (See Note 1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  4,101,000 shares (See Note 12)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):
                                                             -----

                  Not applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  65.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN

                       Notes to Cover Page of Schedule 13D

Note 1. BRC Properties Inc. (formerly Borror Realty Company) ("BRC") has shared voting and dispositive power with respect to 4,082,000 of the Common Shares, without par value (the "Shares"), of Dominion Homes, Inc. ("Dominion Homes") owned by BRC. Each of David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George, by virtue of his status as either a director of BRC, an individual owning voting shares of BRC or a trustee of a trust owning voting shares of BRC, may be deemed to share voting and dispositive power with respect to the 4,082,000 Shares owned by BRC. See Notes 4, 7, 10 and 12.

Note 2. David S. Borror has sole voting power with respect to 15,000 Shares.

Note 3. David S. Borror has sole dispositive power with respect to the 15,000 Shares discussed in Note 2 and with respect to 7,148.4576 Shares held in his account under the Dominion Homes, Inc. Retirement Plan and Trust (the "Retirement Plan").

Note 4. David S. Borror disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 1, and this report shall not be deemed an admission that David
S. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. David S. Borror owns 18.7% of the issued and outstanding voting shares of BRC and 27.9% of the issued and outstanding non-voting shares of BRC, and is a trustee of an irrevocable trust which owns 24.9% of the issued and outstanding non-voting shares of BRC.

Note 5. Douglas G. Borror has sole voting power with respect to 40,000 Shares.

Note 6. Douglas G. Borror has sole dispositive power with respect to the 40,000 Shares discussed in Note 5 and with respect to 47,500 Shares held in his account under the Retirement Plan.

Note 7. Douglas G. Borror disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 1, and this report shall not be deemed an admission that Douglas G. Borror is the beneficial owner of those Shares for purposes of
Section 13(d) or 13(g) or for any other purpose. Douglas G. Borror owns 35.5% of the issued and outstanding voting shares of BRC and 41.3% of the issued and outstanding non-voting shares of BRC, and is a joint trustee of a revocable trust which owns 41.1% of the issued and outstanding voting shares of BRC.

Note 8. Donald A. Borror has sole voting power with respect to 30,000 Shares.

Note 9. Donald A. Borror has sole dispositive power with respect to the 30,000 Shares discussed in Note 8 and with respect to 47,500 Shares held in his account under the Retirement Plan.

Note 10. Donald A. Borror disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 1, and this report shall not be deemed an admission that Donald A. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Donald A. Borror is a joint trustee of a revocable trust (established by him) which owns 41.1% of the issued and outstanding voting shares of BRC.



                               Page 7 of 14 pages

Note 11. Terry E. George has sole voting and dispositive power with respect to 19,000 Shares, which consist of 7,000 Shares owned by him and 12,000 Shares subject to an option which is currently exercisable by him, subject to the exercise of such option.

Note 12. Terry E. George disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 1, and this report shall not be deemed an admission that Terry
E. George is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Terry E. George owns 4.8% of the issued and outstanding voting shares of BRC and 5.9% of the issued and outstanding non-voting shares of BRC.






                               Page 8 of 14 pages

Item 1.  Security and Issuer.

         This Schedule 13D relates to the Common Shares, without par value (the "Shares"), of Dominion Homes, Inc., an Ohio corporation ("Dominion Homes"). The address of the principal executive offices of Dominion Homes is 5501 Frantz Road, Dublin, Ohio 43017.

Item 2.  Identity and Background.

         The persons filing this Schedule 13D are BRC Properties Inc. (formerly Borror Realty Company) ("BRC"), David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George.

         A. BRC is an Ohio corporation actively engaged in the business of owning and managing multifamily housing and commercial real estate. The business address of BRC is 5501 Frantz Road, Dublin, Ohio 43017.

         1.       The following list sets forth the directors of BRC:

                   (a) David S. Borror, whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is the Executive Vice President of Dominion Homes, which is a single family homebuilding company. David S. Borror is a citizen of the United States of America.

                   (b) Douglas G. Borror, whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is the President and Chief Executive Officer of Dominion Homes. Douglas G. Borror is a citizen of the United States of America.

                   (c) Donald A. Borror, whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is the Chairman of the Board of Dominion Homes. Donald
A. Borror is a citizen of the United States of America.

                   (d) Terry E. George, whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is the Senior Vice President and Treasurer of Dominion Homes. Terry E. George is a citizen of the United States of America.

         2. The following list sets forth the executive officers of BRC:

                   (a) Olga L. Borror, whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is the President of BRC. Olga L. Borror is a citizen of the United States of America.

                   (b) Joanne W. Borror, whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is the Executive Vice President of BRC. Joanne W. Borror is a citizen of the United States of America.

                   (c) Terry E. George is a Vice President and the Treasurer of BRC. Terry E. George's background is described in Item 2(A)(1)(d) above.

                   (d) Robert A. Meyer, Jr., whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is a Vice President and the Secretary of BRC, and is a Senior Vice President, General Counsel and Secretary of Dominion Homes. Robert A. Meyer, Jr. is a citizen of the United States of America.

                   (e) Randolph B. Robert, Jr., whose business address is 5501 Frantz Road, Dublin, Ohio 43017, is a Vice President of BRC, and is a Vice President and the General Manager of Land Development of Dominion Homes. Randolph B. Robert, Jr. is a citizen of the United States of America.




                               Page 9 of 14 pages

         B. David S. Borror's background is described in Item 2(A)(1)(a) above.

         C. Douglas G. Borror's background is described in Item 2(A)(1)(b) above.

         D. Donald A. Borror's background is described in Item 2(A)(1)(c) above.

         E. Terry E. George's background is described in Item 2(A)(1)(d) above.

         F. During the last five years, none of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George and, to the best knowledge of BRC, none of the other individuals named in Item 2(A) above, has been convicted in a criminal proceeding.

         G. During the last five years, none of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George and, to the best knowledge of BRC, none of the other individuals named in Item 2(A) above, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.   Purpose of Transaction.

         Pursuant to a Stock Option Agreement effective November 13, 1998 (the "Option Agreement"), BRC granted to Jon M. Donnell, Chief Operating Officer of Dominion Homes (the "Optionee"), an option (the "Option") to purchase from BRC up to 100,000 issued and outstanding Shares at an exercise price of $5.75 per Share. The option will vest only if (i) Dominion Homes has achieved Adjusted Shareholders' Equity (as hereinafter defined) of at least $100 million as of the last day of any fiscal quarter of Dominion Homes ending at any time during the period commencing on June 30, 2006 and terminating on June 30, 2013, and (ii) the Optionee continues to be employed by Dominion Homes on the date of such achievement. "Adjusted shareholders' equity" means the consolidated shareholders' equity of Dominion Homes as reported in its financial statements, adjusted by adding to such shareholders' equity any shareholder dividends, and by subtracting from such shareholders' equity the net proceeds from any sale of equity securities, after the date of grant of the Option. The Option also will vest (regardless of whether Dominion Homes has achieved $100 million of adjusted shareholders' equity) upon a "Change in Control" of Dominion Homes, the termination by Dominion Homes of the Optionee's employment with Dominion Homes without "Cause" or the Optionee's termination of his employment with Dominion Homes for "Good Reason" (as each of those terms are defined in the Option Agreement). Once the Option has vested, it will terminate, unless sooner exercised in full, on the earlier of June 30, 2014 or the termination by Dominion Homes of the Optionee's employment with Dominion Homes for "Cause."

         Each of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George may at any time and from time to time, subject to any applicable law, purchase additional Shares and may dispose of any or all Shares. Any such purchase or disposition may be made in the open market or in




                               Page 10 of 14 pages
privately negotiated transactions. Except as set forth above, none of BRC, David
S. Borror, Douglas G. Borror, Donald A. Borror or Terry E. George has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Each of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George may, at any time and from time to time, review or reconsider its or his position with respect to Dominion Homes, and formulate plans or proposals with respect to any such matter, but none of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror or Terry E. George has any present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (A)(B) Beneficial Ownership of Shares:

                                    Shares                     Percent of
Person                        Beneficially Owned          Outstanding Shares (1)
------                        ------------------          ----------------------
BRC                        4,082,000 (2)                        65.0%
David S. Borror            4,104,148.4576 (2)(3)(4)(5)          65.3%
Douglas G. Borror          4,169,500 (2)(3)(4)(5)               66.4%
Donald A. Borror           4,159,500 (2)(3)(4)(5)               66.2%
Terry E. George            4,101,000 (2)(3)(4)(5)               65.3%

(1) Based on a total of 6,281,504 issued and outstanding Shares and 12,000 Shares that may be acquired by Terry E. George upon the exercise of a currently exercisable option. See Note 3.

(2) BRC has shared voting and dispositive power with respect to 4,082,000 Shares owned by BRC. Each of David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George, by virtue of his status as either a director of BRC, an individual owning voting shares of BRC or a trustee of a trust owning voting shares of BRC, may be deemed to share voting and dispositive power with respect to the 4,082,000 Shares owned by BRC. See Note 5.

(3)      David S. Borror has sole voting power with respect to 15,000 Shares.

         Douglas G. Borror has sole voting power with respect to 40,000 Shares.

         Donald A. Borror has sole voting power with respect to 30,000 Shares.

         Terry E. George has sole voting and dispositive power with respect to 19,000 Shares, which consist of 7,000 Shares owned by him and 12,000 Shares subject to an option which is currently exercisable by him, subject to the exercise of such option.

(4) David S. Borror has sole dispositive power with respect to the 15,000 Shares discussed in Note 3 and with respect to 7,148.4576 Shares held in his account under the Retirement Plan. Douglas G. Borror has sole dispositive power with respect to the 40,000 Shares discussed in Note 3 and with respect to 47,500 Shares held in his account under the Retirement Plan. Donald A. Borror has sole dispositive power with respect to the 30,000 Shares discussed in Note 3 and with respect to 47,500 Shares held in his account under the Retirement Plan.

(5) David S. Borror disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 2, and this report shall not be deemed an admission that David
S. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. David S. Borror owns 18.7% of the issued and outstanding voting shares of BRC and 27.9% of the issued and





                               Page 11 of 14 pages
outstanding non-voting shares of BRC, and is a trustee of an irrevocable trust which owns 24.9% of the issued and outstanding non-voting shares of BRC.

         Douglas G. Borror disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 2, and this report shall not be deemed an admission that Douglas G. Borror is the beneficial owner of those Shares for purposes of
Section 13(d) or 13(g) or for any other purpose. Douglas G. Borror owns 35.5% of the issued and outstanding voting shares of BRC and 41.3% of the issued and outstanding non-voting shares of BRC, and is a joint trustee of a revocable trust which owns 41.1% of the issued and outstanding voting shares of BRC.

         Donald A. Borror disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 2, and this report shall not be deemed an admission that Donald A. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Donald A. Borror is a joint trustee of a revocable trust (established by him) which owns 41.1% of the issued and outstanding voting shares of BRC.

         Terry E. George disclaims beneficial ownership of the 4,082,000 Shares discussed in Note 2, and this report shall not be deemed an admission that Terry
E. George is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Terry E. George owns 4.8% of the issued and outstanding voting shares of BRC and 5.9% of the issued and outstanding non-voting shares of BRC.

         (C) See Item 3 and Item 4 of this Schedule 13D above.

         (D) Not applicable.

         (E) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information contained in Item 6 of Schedule 13D previously filed with the Commission on August 14, 1997, to which this Amendment No. 1 relates is hereby incorporated by reference in this Amendment No. 1.

Item 7.  Material to be Filed as Exhibits:

         The Exhibits contained in Item 7 of Schedule 13D previously filed with the Commission on August 14, 1997, to which this Amendment No. 1 relates are hereby incorporated by reference in this Amendment No. 1.



                               Page 12 of 14 pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Date: November 18, 1998                     BRC PROPERTIES INC.



                                            By:  /s/ Robert A. Meyer, Jr.
                                                 ----------------------------
                                                 Robert A. Meyer, Jr.
                                                 Vice President and Secretary


                                                 /s/ David S. Borror
                                                 ----------------------------
                                                 David S. Borror



                                                 /s/ Douglas G. Borror
                                                 ----------------------------
                                                 Douglas G. Borror



                                                 /s/ Donald A. Borror
                                                 ----------------------------
                                                 Donald A. Borror



                                                 /s/ Terry E. George
                                                 ----------------------------
                                                 Terry E. George


                               Page 13 of 14 pages

                                  EXHIBIT INDEX

Exhibit                  Description
Number                   of Exhibit                                   Page
------                   ----------                                   ----

1                        Joint Filing Agreement,                       *
                         dated August 13, 1997

2                        Close Corporation Agreement                   *
                         of BRC dated January 4, 1994

3                        Shareholder Agreement,                        *
                         dated January 20, 1994
























---------------------------
* Previously filed or incorporated by reference


                               Page 14 of 14 pages